UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

New Frontier Media, Inc.

(Name of Subject Company)

New Frontier Media, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Alan L. Isaacman
Chairman of the Board
6000 Spine Road, Suite 100

Boulder, Colorado 80301

(303) 444-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP The Atlantic Building 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Scott A. Berdan, Esq. Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302-5234 (303) 473-2700

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by New Frontier Media, Inc., a Colorado corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 29, 2012, relating to the tender offer by Flynt Broadcast, Inc. (“Merger Sub”), a Colorado corporation and wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of the Company’s common stock at a price per share equal to (1) $2.02, net to the seller in cash, without interest and subject to any required withholding taxes, and (2) one contingent right per Company share of common stock, which shall represent the contractual right to receive a contingent cash payment (as such term is defined in the Contingent Payment Rights Agreement in the form attached to the Merger Agreement as Exhibit A), upon the terms and conditions set forth in the Offer to Purchase dated October 29, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be supplemented or amended from time to time, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on October 29, 2012.

Item 9.   Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented as follows:

Exhibit Number	Description

(a)(11)	Investor FAQS, issued by the Company, incorporated by reference to the Schedule 14D-9 filed by the Company on October 17, 2012, as supplemented on November 6, 2012.

(a)(16)	Notice of Stock Option Cancellation sent to Company option holders on November 6, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW FRONTIER MEDIA, INC.

By:	/s/ GRANT WILLIAMS
	Name:	Grant Williams
	Title:	Chief Financial Officer

Dated November 6, 2012

2